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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             EUROPA CRUISES CORP.
           --------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    298738105
           --------------------------------------------------------
                                 (CUSIP Number)

                           STEPHEN D. SILBERT, ESQ.
         CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP
                        2121 AVENUE OF THE STARS, 18TH FLOOR
                  LOS ANGELES, CALIFORNIA 90067 (310) 553-3000
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               JANUARY 21, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

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     Reference is hereby made to that certain Schedule 13D dated May 31, 1997 as amended by Amendment No. 1 thereto (as amended, the "Schedule"), filed by Mammoth Construction Company, Inc. Retirement Trust, a trust organized under the laws of the State of California ("Mammoth"), and Jack Jevne with respect to the common stock, par value $0.001 per share (the "Common Stock") of Europa Cruises Corp., a Delaware corporation ("Europa"). Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Schedule. Unless otherwise indicated herein, the information contained in the Schedule remains unchanged. The Schedule is hereby amended as follows:

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 of the Schedule is hereby amended by adding the following:

     On January 21, 1998, Mr. Jevne resigned from the Board of Directors of Europa.

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                                  SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 26, 1998          MAMMOTH CONSTRUCTION COMPANY, INC. RETIREMENT TRUST


                               By:  /s/  JACK JEVNE
                                    -------------------------------------
                                    Jack Jevne, Trustee



January 26, 1998


                               By:  /s/  JACK JEVNE
                                    -------------------------------------
                                    Jack Jevne